SNYDERCOHN
CPAs and Trusted Advisors

Solaxa Inc.

Financial Statements

For the Period February 3, 2021 (inception of operations) to December 31, 2021

Table of Contents

SNYDERCOHN
CPAs and Trusted Advisors

Independent Accountant's Review Report

To the Stockholders
Solaxa Inc.
Bethesda, Maryland

We have reviewed the accompanying financial statements of Solaxa Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the period February 3, 2021 (inception of operations) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Solaxa Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Snyder Cohn, PC

SNYDER COHN, PC
North Bethesda, Maryland
October 5, 2022

11200 Rockville Pike, Suite 415, North Bethesda, MD 20852 • Phone 301-652-6700 • Fax 301-986-1028 • www.snydercohn.com

Solaxa Inc.

Balance Sheet

December 31, 2021		
Assets		
Current assets:		
Cash and cash equivalents	$	55,026
Other assets:		
Intangible assets, net		17,332
Total assets	$	72,358
Liabilities and stockholders' equity		
Liabilities	$	-
Commitments		
Stockholders' equity:		
Common stock - par value $0.00001; 10,000,000 shares authorized; 969,000 shares issued and outstanding		10
Paid-in capital		90,000
Accumulated deficit		(17,652)
Total stockholders' equity		72,358
Total liabilities and stockholders' equity	$	72,358

Solaxa Inc.

Statement of Operations

For the period February 3, 2021 (inception of operations) to December 31, 2021

Revenue	$ -
Operating expenses:	
Advertising	569
Amortization expense	1,020
Bank charges	15
Computer expense	2,157
Consulting	2,314
Dues and subscriptions	2,902
Meals and entertainment	38
Office expense	10,114
Professional fees	6,772
Rent	1,751
Total operating expenses	27,652
Loss from operations	(27,652)
Other income:	
Other income	10,000
Net loss	$ (17,652)

Solaxa Inc.

Statement of Changes in Stockholders' Equity

For the period February 3, 2021 (inception of operations) to December 31, 2021

	Number of Outstanding Shares Common Stock	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance - February 3, 2021	-	$ -	$ -	$ -	$ -
Issuance of common stock	969,000	10	90,000	-	90,010
Net loss	-	-	-	(17,652)	(17,652)
Balance - December 31, 2021	969,000	$ 10	$ 90,000	$ (17,652)	$ 72,358

Solaxa Inc.

Statement of Cash Flows

For the period February 3, 2021 (inception of operations) to December 31, 2021		
Cash flows from operating activities:		
Net loss	$	(17,652)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization		1,020
Net cash used in operating activities		(16,632)
Cash flows from investing activities:		
Payments made for purchase of intangible assets		(18,352)
Cash flows from financing activities:		
Proceeds from issuance of common stock		90,010
Net increase in cash and cash equivalents		55,026
Cash and cash equivalents - beginning		-
Cash and cash equivalents - ending	$	55,026

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes		-

Note 1: Summary of significant accounting policies:

Solaxa Inc. ("the Company") was incorporated in February 2021. The Company is a pharmaceutical, start-up, public benefit corporation (PBC) principally engaged in the commercialization of neuro-regenerative, Federal Drug Administration (FDA) regulated drugs and biologics, that are both accessible and impactful. The Company's office is in Bethesda, Maryland and the Company is currently pre-revenue and anticipates needing to raise significant amounts of money to become profitable. The Company's first product is Dalfampridine Zydis which the Company anticipates being able to start marketing in 2026. The Company will market Dalfampridine Zydis to neurologists, orthopedic and plastic surgeons, as well as oncologists for the treatment of neurodegenerative disease as well as nerve injury caused by trauma and chemotherapy. The Company's activities are subject to significant risks and uncertainties, mainly concerning whether it will be able to obtain the necessary funding to commercialize its drugs and biologics.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - Cash and cash equivalents consist of cash on deposit in a checking account.

The Company maintains its cash balances at one financial institution. The accounts at this institution are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At various times throughout the year, cash balances at this institution may have exceeded the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

Intangible assets - Intangible assets consist of licensed intellectual property costs, which are stated at cost and amortized using the straight-line method over a life of fifteen years.

Revenue recognition - FASB issued Accounting Standards Update 2014-09, ASC Topic 606, *Revenue from Contracts with Customers* effective for nonpublic companies with fiscal years beginning after December 15, 2018. The standard's purpose is to eliminate variations in the way businesses across industries handle accounting for revenue recognition. This is accomplished by identifying customer contracts, performance obligations, and transaction prices, then recording revenue as the Company satisfies the performance obligations of each contract.

Advertising - Advertising expense consists of on-line advertisements and are expensed as incurred. Advertising expense was $569 for the period February 3, 2021 to December 31, 2021.

Note 1: Summary of significant accounting policies: (continued)

Fair value measurements - The FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Accounting for uncertainty in income taxes - The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax effect is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for uncertain tax positions. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Going forward, should an uncertain tax position arise, the Company will recognize interest and penalties related to uncertain tax positions in income tax expense.

Note 1: Summary of significant accounting policies: (continued)

The Company files income tax returns for U.S. federal income tax purposes and in the Maryland. The Company is not under audit in any jurisdiction for any period. The Company was organized in 2021, therefore, all tax periods remain open under federal and state statutes of limitation.

Risks and uncertainties - In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic. As a result, economic uncertainties have arisen which may have an impact to the Company’s operating results, but the related financial impact is unknown at this time.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The difference relates primarily to net operating loss carry forwards (Note 4).

Recent accounting pronouncements not yet adopted - In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which is the leasing standard for both lessees and lessors. Under this update, a lessee will recognize lease assets and liabilities on the balance sheet for all arrangements longer than 12 months. Lessor accounting remains largely consistent with existing U.S. GAAP. The guidance is effective for the Company’s December 31, 2022 year-end. Management is currently determining the impact that adoption of this guidance will have on the Company’s financial statements.

Note 2: Intangible assets:

The Company's intangible assets consist of licensed intellectual property costs and are amortized over a life of fifteen years using the straight-line method.

Intangible assets consisted of the following at December 31, 2021:

Licensed intellectual property costs	$ 18,352
Less: accumulated amortization	(1,020)
Intangible assets, net	$ 17,332

Note 2: Intangible assets: (continued)

Amortization expense for the period February 3, 2021 to December 31, 2021 was $1,020. Estimated aggregate amortization expense for the years ending December 31 is as follows:

2022	$ 1,224
2023	1,224
2024	1,224
2025	1,224
2026	1,224
Thereafter	11,212
	$ 17,332

Note 3: Operating leases:

In March 2022, the Company entered into a one-year operating lease agreement for office space in Bethesda, Maryland. The lease commenced in July 2022 and includes two months of free rent, thereafter a base monthly rental payment of $12,360, and an initial set up fee as described in the operating lease agreement. The lease also requires a service retainer to be paid prior to move in. The lease allows for a two month notice period at any point during the agreement to leave or adjust office space usage.

Note 4: Income taxes:

The components of deferred taxes for the period ended December 31, 2021, are as follows:

Net operating loss	$ 4,857
Less: Deferred tax asset valuation allowance	(4,857)
	$ -

There is no income tax provision or benefit recorded for the period ended December 31, 2021. The Company has $17,652 of federal net operating loss carry forwards that may be used to offset future taxable income, and which may be carried forward indefinitely.

Note 5: Subsequent events:

Subsequent events have been evaluated through October 5, 2022 which is the date the financial statements were available to be issued.

Snyder Cohn, PC
CPAs and Trusted Advisors
11200 Rockville Pike, Suite 415
North Bethesda, MD 20852
www.snydercohn.com
301-652-6700

SNYDERCOHN
CPAs and Trusted Advisors

Solaxa Inc.

Financial Statements

For the Year Ended December 31, 2022

Table of Contents

Independent Accountant's Review Report

To the Stockholders
Solaxa Inc.
Bethesda, Maryland

We have reviewed the accompanying financial statements of Solaxa Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Solaxa Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, the Company has incurred recurring losses from operations since inception, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Snyder Cohn, PC

SNYDER COHN, PC
North Bethesda, Maryland
April 17, 2023

Solaxa Inc.

Balance Sheet

December 31, 2022		
Assets		
Current assets:		
Cash and cash equivalents	$	287
Other assets:		
Intangible assets, net		106,312
Deposit		19,500
Right of use assets - operating leases		193,741
Total other assets		319,553
Total assets	$	319,840
Liabilities and stockholders' deficiency		
Current liabilities:		
Accounts payable	$	159,091
Accrued expenses		20,800
Operating lease liabilities, current portion		122,371
Total current liabilities		302,262
Long-term liabilities:		
Operating lease liabilities, net of current portion		84,062
Total liabilities		386,324
Commitments		
Stockholders' deficiency:		
Common stock - par value $0.00001; 10,000,000 shares authorized; 1,026,000 shares issued and outstanding		11
Paid-in capital		151,500
Accumulated deficit		(217,994)
		(66,483)
Treasury stock (at cost) - 74,614 shares		(1)
Total stockholders' deficiency		(66,484)
Total liabilities and stockholders' deficiency	$	319,840

Solaxa Inc.

Statement of Operations

For the year ended December 31, 2022

Revenue	$ -
Operating expenses:	
Accounting	25,300
Advertising	37,312
Amortization expense	3,781
Bank charges	242
Consulting	3,050
Dues and subscriptions	1,765
Insurance	184
Lease expense	60,611
Legal	23,338
Meals and entertainment	237
Meetings	1,332
Office expense	10,538
Postage	426
Research and development	30,271
Taxes - other	1,550
Travel	405
Total operating expenses	200,342
Net loss	$ (200,342)

Solaxa Inc.

Statement of Changes in Stockholders' Equity (Deficiency)

For the year ended December 31, 2022

	Number of Outstanding Shares Common Stock	Common Stock	Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balance - January 1, 2022	969,000	$ 10	$ 90,000	$ (17,652)	$ -	$ 72,358
Issuance of common stock	104,670	1	-	-	-	1
Purchase of treasury stock	(47,670)	-	-	-	(1)	(1)
Issuance of SAFE investments	-	-	61,500	-	-	61,500
Net loss	-	-	-	(200,342)	-	(200,342)
Balance - December 31, 2022	1,026,000	$ 11	$ 151,500	$ (217,994)	$ (1)	$ (66,484)

Solaxa Inc.

Statement of Cash Flows

For the year ended December 31, 2022	
Cash flows from operating activities:	
Net loss	$ (200,342)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	3,781
Adjustments to right of use assets - operating leases	54,041
(Increase) decrease in:	
Deposit	(19,500)
Increase (decrease) in:	
Accounts payable	159,091
Accrued expenses	20,800
Operating lease liabilities	(41,349)
Net cash used in operating activities	(23,478)
Cash flows from investing activities:	
Payments made for intangible assets	(92,761)
Cash flows from financing activities:	
Proceeds from issuance of common stock	1
Proceeds from issuance of SAFE investments	61,500
Purchase of treasury stock	(1)
Net cash provided by financing activities	61,500
Net decrease in cash and cash equivalents	(54,739)
Cash and cash equivalents - beginning	55,026
Cash and cash equivalents - ending	$ 287

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	-

Supplemental disclosure of noncash investing and financing transactions:

Right of use assets obtained in exchange for operating lease liabilities	$ 249,982

Note 1: Summary of significant accounting policies:

Solaxa Inc. ("the Company") was incorporated in February 2021. The Company is a pharmaceutical, start-up, public benefit corporation (PBC) principally engaged in the commercialization of neuro-focus therapies, Federal Drug Administration (FDA) regulated drugs, that are both accessible and impactful. The Company's office is in Bethesda, Maryland and the Company is currently pre-revenue and anticipates needing to raise significant amounts of money to become profitable. The Company's first product is a novel formulation of Dalfampridine which is already FDA approved in multiple sclerosis to improve walking speed. The Company anticipates being able to start marketing its first product in 2026. The Company will market its novel Dalfampridine products to neurologists, orthopedic and plastic surgeons, for the treatment of nerve dysfunction caused by disease, genetics, or injury. The company's first target are rare populations of hereditary ataxias and will be followed by treatments for nerve injury caused by trauma and surgery. The Company's activities are subject to significant risks and uncertainties, mainly concerning whether it will be able to obtain the necessary funding to commercialize its products.

<u>Use of estimates</u> - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and cash equivalents</u> - Cash and cash equivalents consist of cash on deposit in a checking account.

The Company maintains its cash balance at one financial institution. The account at this institution is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At various times throughout the year, the cash balance at this institution may have exceeded the federally insured limits. The Company has not experienced any losses with respect to its cash balance.

<u>Intangible assets</u> - Intangible assets consist of licensed intellectual property costs, which are stated at cost and amortized using the straight-line method over a life of fifteen years.

<u>Revenue recognition</u> - FASB issued Accounting Standards Update 2014-09, ASC Topic 606, *Revenue from Contracts with Customers* effective for nonpublic companies with fiscal years beginning after December 15, 2018. The standard's purpose is to eliminate variations in the way businesses across industries handle accounting for revenue recognition. This is accomplished by identifying customer contracts, performance obligations, and transaction prices, then recording revenue as the Company satisfies the performance obligations of each contract.

<u>Advertising</u> - Advertising expenses consist of on-line advertisements and logo design and are expensed as incurred. Advertising expense was $37,312 for the year ended December 31, 2022.

Note 1: Summary of significant accounting policies: (continued)

Fair value measurements - The FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Accounting for uncertainty in income taxes - The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax effect is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for uncertain tax positions. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Going forward, should an uncertain tax position arise, the Company will recognize interest and penalties related to uncertain tax positions in income tax expense.

Note 1: Summary of significant accounting policies: (continued)

Accounting for uncertainty in income taxes (continued) - The Company files income tax returns for U.S. federal income tax purposes and in the state of Maryland. The Company is not under audit in any jurisdiction for any period. The Company was organized in 2021, therefore, all tax periods remain open under federal and state statutes of limitation.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The difference relates primarily to net operating loss carry forwards (Note 4).

SAFE investments - In 2021, the Company issued a series of Simple Agreements for Future Equity (SAFE) to investors which raised a total of $90,000 and are included in paid-in capital on the balance sheet. These agreements provide that in exchange for the investments made, the investors are given the right to certain shares of the Company's capital stock. If there is an equity financing before the expiration or termination of a SAFE, the Company will issue to the investor a number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. If there is a convertible note financing before the expiration or termination of a SAFE, the Company will automatically issue to the investor a convertible note in the amount of the purchase amount, and with interest accrued beginning on the date of issuance. If there is a liquidity event before the expiration or termination of a SAFE, the Company will either send the investor a cash payment equal to the purchase amount or automatically issue to the investor a number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the expiration or termination of a SAFE, the Company will pay to the investor an amount equal to the purchase amount immediately prior to, or concurrent with, the consummation of the dissolution event.

In 2022, the Company issued SAFEs to investors totaling $61,500, which are included in paid-in capital on the balance sheet.

Note 2: Intangible assets:

The Company's intangible assets consist of licensed intellectual property costs and are amortized over a life of fifteen years using the straight-line method.

Intangible assets consisted of the following at December 31, 2022:

Licensed intellectual property costs	$ 111,113
Less: accumulated amortization	(4,801)
Intangible assets, net	$ 106,312

Note 2: Intangible assets: (continued)

Amortization expense for the year ended December 31, 2022 was $3,781. Estimated aggregate amortization expense for the years ending December 31 is as follows:

2023	$ 7,865
2024	7,865
2025	7,865
2026	7,865
2027	7,865
Thereafter	66,987
	$ 106,312

Note 3: Operating leases:

In March 2022, the Company entered into a one-year operating lease agreement for office space in Bethesda, Maryland. The lease commenced in July 2022 and included two months of free rent, thereafter a base monthly rental payment of $10,400, and an initial set up fee as described in the operating lease agreement. The lease also required a service retainer to be paid prior to move in. The lease allows for a two-month notice period at any point during the agreement to leave or adjust office space usage. This lease was amended to extend the term two additional months and change the monthly rent to $9,840. This lease was then extended from September 2023 through August 2024 with monthly payments of $9,910.

The Company accounts for its leases under the guidance within Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities arising from operating leases on the balance sheet. As of December 31, 2022, the right of use asset related to this lease was $183,346, and the lease liability related to this lease was $196,038. The Company has made an accounting policy election to use the applicable U.S. Treasury rate as its discount rate when calculating the value of its right of use assets and lease liabilities. The right of use asset and the lease liability for this lease are calculated using a discount rate of 2.84%.

In May 2022, the Company entered into a three-year operating lease agreement for the use of computers. The lease commenced in May 2022 and requires monthly payments of $385. As of December 31, 2022, the right of use asset related to this lease was $10,395, and the lease liability related to this lease was $10,395. The right of use asset and the lease liability for this lease are calculated using a discount rate of 2.93%.

Note 3: Operating leases: (continued)

Maturities of lease liabilities for the years ending December 31 are as follows:

2023	$	126,338
2024		83,309
2025		1,504
		211,151
Less: interest		(4,718)
Present value of lease liabilities	$	206,433

Additional information about the Company's leases as of December 31, 2022 are as follows:

Lease costs:		
Operating lease costs	$	60,611
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	13,479
Right of use assets obtained in exchange for new operating lease liabilities	$	249,982
Weighted-average remaining lease term:		
Operating leases		1.70 years
Weighted-average discount rate:		
Operating leases		2.84%

Note 4: Income taxes:

The components of deferred taxes for the year ended December 31, 2022 are as follows:

Net operating loss carryforward	$	26,572
Accounts payable		18,252
Accrued expenses		5,724
Accumulated amortization		121
Lease assets and liabilities		3,492
		54,161
Less: valuation allowance		(54,161)
	$	-

Note 4: Income taxes: (continued)

There is no income tax provision or benefit recorded for the year ended December 31, 2022. The Company has approximately $97,000 of net operating loss carryforwards that may be used to offset future taxable income, and which may be carried forward indefinitely.

Note 5: Common stock:

As of December 31, 2022, 4,643 shares of common stock outstanding are subject to clawback if the stockholder doesn't meet certain requirements.

Note 6: Going concern:

The Company has experienced net losses and cash outflows from operating activities since inception. As of December 31, 2022, the Company has an accumulated deficit of $217,994 and a net loss for the year ended December 31, 2022 of $200,342. To continue with their operations, the Company will need equity financing in the near future. Management believes it needs to attract a minimum investment of $240,000 over the next twelve months to meet its minimal obligations and continue business operations. For the next year, management expects cash outflows of $20,000 per month to cover office and computer lease costs, legal fees, and employee salaries.

Management is currently in negotiations and discussions with a number of venture capital investment firms and state economic development funds regarding additional seed monies, possible Series A investments, and other future investments, but nothing has been finalized with respect to these negotiations. Management is also in the process of pursuing crowdfunding and angel investor funding, and has already raised approximately $40,000 from a particular crowdfunding campaign. The Company expects increased funding from this campaign over the next twelve months.

Note 7: Subsequent events:

Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were available to be issued.

Snyder Cohn, PC
CPAs and Trusted Advisors
11200 Rockville Pike, Suite 415
North Bethesda, MD 20852
www.snydercohn.com
301-652-6700